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212-210-9400

Fax: 212-922-3995

www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

November 7, 2013

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	TG Therapeutics, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed March 21, 2013

Response dated October 1, 2013

File No. 001-32639

Dear Mr. Riedler:

On behalf of TG Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby respond to the Securities and Exchange Commission’s (the “Commission”) comment letter dated October 24, 2013, relating to the Company’s response to the Commission’s comment letter dated September 23, 2013, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2012, filed on March 21, 2013 (the “10-K”).

Comment:

1.	We note your response to our prior comment 1. However, we also note your disclosure that you have obtained commercial rights to a “series of patents” in addition to certain patent applications under the collaboration agreement with Rhizen. Please revise your proposed disclosure to clarify the expected expiration date of the “series of patents” licensed to you under your collaboration agreement. In the alternative, if the agreement did not provide you with license to a series of issued patents in addition to patent applications, please revise your disclosure to clarify that you do not currently have any issued patents in relation to TGR-1202

Response:

The Company proposes to revise its disclosure in the following manner:

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

November 7, 2013

Pursuant to our Collaboration Agreement with Rhizen Pharmaceuticals for TGR-1202, we have the exclusive commercial rights to a series of patent applications in the U.S. and abroad. The patent applications include a composition of matter patent relating to the genus of TGR-1202 and various backup compounds in addition to method of use patents which cover use of TGR-1202 in combination with various agents and for various therapeutic indications. All patent applications currently filed for TGR-1202 are currently pending.  Because any potential date for regulatory approval is currently unknown we cannot predict the expected expiration date of the patents under application, and it is possible that the life of these patents following regulatory approval will be minimal.

Comment:

2.	We note your response to our prior comment 2. Our request for information in relation to termination provisions in the prior comment relates to the circumstances in which the respective agreements may be terminated prior to the end of their contractual term by the parties to the agreements. Please revise your proposed disclosure with respect to the license, sublicense, and collaboration agreements to describe the circumstances in which they may be “earlier terminated” under the terms of the agreements.

Response:

The Company proposes further revisions to its disclosure regarding the Company’s license agreement with LFB Biotechnologies, GTC Biotherapeutics, and LFB/GTC LLC in the following manner:

TG-1101

LFB Biotechnologies S.A.S, GTC Biotherapeutics, LFB/GTC LLC.

In January 2012, we entered into an exclusive license agreement with LFB Biotechnologies, GTC Biotherapeutics, and LFB/GTC LLC, all wholly-owned subsidiaries of LFB Group, relating to the development of ublituximab. Under the license agreement, we have acquired the exclusive worldwide rights (exclusive of France/Belgium) for the development and commercialization of TG-1101 (ublituximab). To date, we have made no payments to LFB Group and LFB Group is eligible to receive payments of up to an aggregate of approximately $31.0 million upon our successful achievement of certain clinical development, regulatory and sales milestones, in addition to royalty payments on net sales of ublituximab at a royalty rate that escalates from mid-single digits to high-single digits. The license will terminate on a country by country basis upon the expiration of the last licensed patent right or 15 years after the first commercial sale of a product in such country, unless the agreement is earlier terminated (i) by LFB if the Company challenges any of the licensed patent rights, (ii) by either party due a breach of the agreement, or (iii) by either party in the event of the insolvency of the other party.

November 7, 2013

The Company proposes to revise its disclosure regarding the Company’s sublicense agreement with Ildong Pharmaceutical Co. Ltd.in the following manner:

Ildong Pharmaceutical Co. Ltd.

In November 2012, we entered into an exclusive (within the territory) sublicense agreement with Ildong Pharmaceutical Co. Ltd, (“Ildong”) relating to the development and commercialization of ublituximab in South Korea and Southeast Asia. Under the terms of the sublicense agreement, Ildong has been granted a royalty bearing, exclusive right, including the right to grant sublicenses, to develop and commercialize ublituximab in South Korea, Taiwan, Singapore, Indonesia, Malaysia, Thailand, Philippines, Vietnam, and Myanmar. To date, we have received $2 million in the form of an upfront payment from Ildong, and are eligible to receive sales based milestone payments up to an aggregate of $5 million and royalty payments on net sales of ublituximab at a royalty rate that escalates from mid-teens to high-teens upon approval in South Korea and/or Southeast Asia. The license will terminate on a country by country basis upon the expiration of the last licensed patent right or 15 years after the first commercial sale of a product in such country, unless the agreement is earlier terminated (i) by Ildong if the Company challenges any of the licensed patent rights, (ii) by either party due a breach of the agreement, or (iii) by either party in the event of the insolvency of the other party.

The Company proposes to revise its disclosure regarding the Company’s collaboration agreement with Rhizen Pharmaceuticals, S.A. in the following manner:

TGR-1202

Rhizen Pharmaceuticals, S.A.

On August 15, 2012, the Company and Rhizen Pharmaceuticals S A (“Rhizen”) entered into an exclusive global agreement to collaborate on the development and commercialization of Rhizen’s lead product candidate (the “Collaboration Agreement”), a novel P13K delta inhibitor, (“TGR-1202”) (previously referred to as RP5264). The companies will jointly develop the product on a worldwide basis, excluding India, initially focusing on indications in the area of hematologic malignancies and autoimmune disease. Beyond TGR-1202, Rhizen would contribute backup molecules providing multiple opportunities for TG to develop differentiated therapies against hematologic cancers and autoimmune diseases.

The Company will make up-front licensing payments and milestones based on early clinical development, and will be responsible for the costs of clinical development of the product through Phase II, after which the Company and Rhizen will be jointly responsible for all development costs of the product. The Company and Rhizen will each maintain an exclusive option, exercisable at specific times during development, for the Company to license the rights to TGR-1202, in which case Rhizen would be eligible to receive upfront, development, and commercialization milestone payments in addition to milestone payments and royalties tied to net sales of the product, the aggregate of which could exceed $250 million. Rhizen shall maintain rights to manufacture and supply the product to the Company, and the Company will be responsible for all clinical and regulatory development for TGR-1202 globally.

November 7, 2013

In connection with the Collaboration Agreement, to date we have paid an aggregate of $1,000,000 to Rhizen, and Rhizen is eligible to receive additional payments of up to $2,000,000 upon the successful achievement of certain clinical development milestones prior to entering profit and loss sharing for the TGR-1202 development program.  Pursuant to the terms of the Collaboration Agreement, should either of the exclusive license options be exercised, Rhizen would be eligible to receive up to an aggregate of $182.5 million upon the successful achievement of certain clinical development, regulatory, and sales based milestones in addition to royalties on net sales of TGR-1202. The Collaboration Agreement will terminate upon the earlier to occur of (i) the Company’s exercise of its license option, (ii) Rhizen’s exercise of its license option or (iii) the later to occur of (A) the expiration of the last applicable patent of the joint patents of the parties, Rhizen’s patents or the Company’s patents, or (B) the expiry of any other exclusivity right with respect to the product in a country, including patent term extensions, marketing exclusivity or any other non-patent exclusivity. In addition, the agreement may be earlier terminated (i) by the Company with or without cause upon six months’ notice, (ii) by either party due to a breach of the agreement by the other party, (iii) by either party upon the insolvency of the other party, or (iv) by Rhizen if, even when conditions are met, the Company still fails to file a new drug application. In case of a termination pursuant to (i), (ii) or (iv) in the preceding sentence, Rhizen has the right to obtain a license to the Company’s intellectual property relating to TGR-1202, for a royalty rate to be equal to the current fair market value of the license to be negotiated by the parties at the time of termination.

Comment:

3.	Please revise your proposed disclosure with respect to the collaboration agreement with Rhizen to describe the circumstances in which Rhizen would be obligated to make royalty payments to the Company as indicated in Section 13.6(a) of the agreement

Response:

The last sentence of the disclosure of the Rhizen agreement above is the disclosure we suggest in response to this comment.

November 7, 2013

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the 10-K, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 10-K and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

Mark F. McElreath